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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER


                             THE FINOVA GROUP INC.
                         ------------------------------
             (Exact Name of Registrant as Specified in its Charter)

       Delaware                        1-11011             86-0695381
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(State or Other Jurisdiction         (Commission          (IRS Employer
    of Incorporation)                File Number)       Identification No.)

  4800 North Scottsdale Road, Scottsdale, Arizona                  85251-7623
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  (Address of Principal Executive Offices)                          (Zip Code)


                                 (480) 636-4800
                 ----------------------------------------------
               Registrant's telephone number, including area code

                                      None
            -------------------------------------------------------
         (Former Name or Former Address, if Changed Since Last Report)

                                August 10, 2001

INTRODUCTION
------------

     The purpose of this information statement is to provide certain information to holders of record as of the close of business on August 1, 2001 (the "Record Date") of shares of Common Stock, par value $0.01 per share (the "Shares"), of The FINOVA Group Inc., a Delaware corporation (the "Company" or "FNV Group") concerning the Company's Board of Directors. It is being furnished in connection with a change in the majority of the Company's board of directors ("Board" or "Board of Directors"), pursuant to the terms of a Third Amended and Restated Joint Plan of Reorganization of the Company and certain of its subsidiaries under Chapter 11 of the Bankruptcy Code filed on June 13, 2001 (the "Plan") with the United States Bankruptcy Court for the District of Delaware (the "Court"). The Court issued a confirmation order in respect of the Plan on August 10, 2001. All capitalized terms used herein but not defined have the meaning as ascribed to them in the Plan.

THE PLAN
--------

     The Plan contemplates the restructuring and payment of the bank, bond and other debt of the FNV Group and eight of its direct and indirect subsidiaries (the "Debtors") through the extension by Berkadia LLC, a Delaware limited liability company ("Berkadia") of a $6.0 billion loan (the "Berkadia Loan") to FNV Capital that, together with the Debtors' cash on hand and the issuance by FNV Group of approximately $3,260,000,000 aggregate principal amount of New Senior Notes, will enable the Debtors to restructure their outstanding indebtedness. FNV Group Common Stock will be issued to Berkadia, in an amount up to 50% of the outstanding equity of FNV Group on a Fully Diluted Basis as of the Effective Date.

     In addition, the Plan contemplates that, upon the Effective Date, there will be a change in the majority of the Company's board of directors, as described below. Finally, the Plan contemplates that the Debtors' businesses will be operated after the Effective Date under the Management Services Agreement with Leucadia National Corporation, a New York corporation ("Leucadia"), as more fully described below.

     Copies of the Plan and the Third Amended and Restated Disclosure Statement related to the Plan (the "Disclosure Statement") have been filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K filed by the Company on

June 25, 2001. Copies of the Plan and Disclosure Statement were mailed to the holders of record of Shares as of June 13, 2001. These two documents are specifically incorporated by reference herein. Additionally, copies of the Plan and Disclosure Statement can be obtained from the Company's Secretary.

THE COMPANY'S BOARD OF DIRECTORS
--------------------------------

     The number of directors is currently seven. The directors are Robert H. Clark, Jr., Constance R. Curran, G. Robert Durham, James L. Johnson, Kenneth R. Smith, Shoshana B. Tancer, and John W. Teets. In 2000, the Board of Directors held a total of 36 board meetings and 11 committee meetings, plus a number of meetings of a special committee of the Board described below. Each director attended at least 75% of his or her Board and committee meetings. Pursuant to the New Bylaws of FNV Group that will be adopted as of the Effective Date, the Board of Directors will consist of no fewer than five persons.

     The Board of Directors currently has standing executive, audit and human resources committees. The Board of Directors does not have a nominating committee.

     The Executive Committee of the Board exercises all the powers of the Board when the Board is not in session, except as limited by law. In 2000 the Executive Committee held no meetings but reviewed a number of transactions by unanimous written consent. The members of the Executive Committee are Messrs. Durham, Johnson and Smith and Ms. Tancer.

     The Audit Committee recommends appointment of the Company's independent auditors. It also approves audit reports and plans, accounting policies, financial statements, internal audit reports, internal controls, Ethics Committee actions, audit fees and certain other expenses. It supervises the Company's corporate compliance program and the Ethics Committee. The Audit Committee held 5 meetings in 2000. The members of the Audit Committee are Mr. Clark, Chairman, Ms. Curran, Mr. Johnson, Ms. Tancer and Mr. Teets.

     The Human Resources Committee exercises all the powers of the Board in authorizing and approving executive succession plans and compensation of and agreements with executives and employees. As part of those duties, the committee administers all compensation, incentive and severance plans of the Company and its subsidiaries. The committee delegated to the Chief Executive Officer the authority to set compensation for non-executive officers, subject to the committee's supervision. The committee evaluates the competitiveness of the Company's compensation and the performance of the Chief Executive Officer. It held six meetings in 2000. The members of the Human Resources Committee, Mr. Smith, Chairman, Ms. Curran and Messrs. Clark, Durham and Teets, are non-employee directors.

     The Special Committee was appointed in November 2000 to assist the Board in supervising the review of strategic alternatives, including the monitoring of negotiations relating to possible equity investments in the Company or other restructuring transactions. The members of the Special Committee are Messrs. Durham and Smith.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
-----------------------------------------------

     Set forth below are the names, ages (at the Record Date), principal occupation and business experience during the past five years of (i) those persons who will be the directors of the Company as of the Effective Date of the Plan, and (ii) those persons who will be the executive officers of the Company as of the Effective Date of the Plan.

Directors
---------

     Mr. Ian M. Cumming, 60, has been director and Chairman of the Board of Leucadia since June 1978. In addition, Mr. Cumming serves as a director of Allcity Insurance Company ("Allcity") and of MK Gold Company ("MK Gold"), two consolidated subsidiaries of Leucadia. Allcity is a property and casualty insurer and MK Gold is an international mining company. He is also a director of Skywest, Inc., a Utah-based regional air carrier, and of HomeFed Corporation ("HomeFed"), a publicly held real estate development company.

     Mr. Joseph S. Steinberg, 57, has been director of Leucadia since December 1978 and President of Leucadia since January 1979. Mr. Steinberg also serves as Chairman of the Board of both HomeFed and Allcity, and as a director of both MK Gold and Jordan Industries, Inc., a public company that owns and manages manufacturing companies, and of which approximately 10% of the common stock is beneficially owned by Leucadia.

     Mr. Lawrence S. Hershfield, 44, has been executive officer of subsidiaries of Leucadia since November 1995, with diverse managerial and business development responsibilities. From September 1993 to October 1995, he served as Executive Vice President of Leucadia.

     Mr. R. Gregory Morgan, 47, is a partner in the law firm of Munger, Tolles & Olson LLP, counsel to Berkshire Hathaway, Inc., a Delaware corporation ("Berkshire"), where he has practiced since 1981.

     Mr. G. Robert Durham, 72, has been Chairman of the Board of the Company since March 2001, and a Board member since 1992. Mr. Durham served as Chairman and Chief Executive Officer of Walter Industries, Inc. (a homebuilding and financing, building materials, natural resources and industrial manufacturing company) from 1991 until 1996, at which time he retired. He is a former Chairman, President and Chief Executive Officer of Phelps Dodge Corporation (a mining company). In addition, Mr. Durham was a director of The MONY Group Inc. (formerly Mutual Life Insurance Company of New York), Amphenol Corp. and Earle
M. Jorgensen Co.

     Mr. Kenneth R. Smith, 58, has been a Board member since 1992. Mr. Smith has been the Eller Distinguished Service Professor of Economics since 1980, Dean of the Karl Eller Graduate School of Management and the Eller College of Business and Public Administration from 1980 to 1995, and Vice Provost of The University of Arizona from 1992 to 1995. Mr. Smith has been a director of Apache Nitrogen Products, Inc. since 1990, and has been the Chairman of that company since 1996. Mr. Smith is currently the Chairman of GroupSystems.com, Inc. He is also a former director of Southwest Gas Corporation.

     There will be an additional director who, as of the date of the mailing of this information statement, has not been designated.

Executive Officers
------------------

     Ian M. Cumming. Mr. Cumming, whose biographical information is set forth above, will serve as Chairman of the Board of the Company.

     Joseph S. Steinberg. Mr. Steinberg, whose biographical information is set forth above, will serve as President of the Company.

     Lawrence S. Hershfield. Mr. Hershfield, whose biographical information is set forth above, will serve as Chief Executive Officer of the Company.

     William J. Hallinan. Mr. Hallinan, 58, is the current President and Chief Executive Officer, General Counsel and Secretary of FNV Group, and has been the President, Chief Executive Officer and General Counsel of FNV Capital since March 2001. Previously, he was the Senior Vice President--General Counsel and Secretary of both FNV Group and FNV Capital for more than five years. Mr. Hallinan will serve as Executive Vice President, General Counsel and Secretary of the Company.

OWNERSHIP OF SHARES
-------------------

     The Shares constitute the Company's only outstanding class of voting securities. Each Share is entitled to one vote on each matter on which shareholders generally vote, including the election of directors. As of the Record Date, there were 64,849,305 Shares outstanding.

     The following table sets forth certain information as of the Record Date with respect to the beneficial ownership of Shares by (i) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding Shares, (ii) the Directors and Executive Officers and (iii) the Directors and Executive Officers, as a group.

     Ownership includes direct and indirect (beneficial) ownership, as defined by SEC rules. To FNV Group's knowledge, each person, along with his or her spouse, has sole voting and investment power over the shares unless otherwise noted. Information in the first table is as of the latest reports by those entities received by the Company. That table lists the beneficial owners of at least 5% of the Shares. Information in the second table is as of April 9, 2001, and, therefore, does not reflect beneficial ownership of Shares following the Effective Date. Following the Effective Date issuance to Berkadia of Shares pursuant to the Plan, Berkshire and Leucadia may each be deemed to own up to 25% of the Shares to be outstanding following the Effective Date by virtue of their interests in Berkadia and, by virtue of their approximately 18.2% and 16.7% beneficial interests in Leucadia (as of April 11, 2000, excluding certain trusts), respectively, Mr. Cumming and Mr. Steinberg may be deemed to be beneficial owners of a proportionate number of the Shares that may be deemed to be beneficially owned by Leucadia.

                           CERTAIN BENEFICIAL OWNERS

                                                                              Amount and
                                                                          Nature of Beneficial             Percentage
               Name and Address of Beneficial Owner                           Ownership /(1)/               of Shares
Legg Mason, Inc. and affiliates (as of May 31, 2001)                                 5,900,000                 9.65%
100 Light Street
Baltimore, MD 21202

Barclays Global Investors and affiliates (as of June 1, 2001)                        4,125,000                 6.74%/(1)/
45 Fremont Street
San Francisco, CA 94105

James D. Bennett  (as of February 12, 2001)                                          3,468,100                 5.66%/(1)/
Bennett Management Corporation and affiliates
2 Stamford Plaza, Suite 1501
281 Tresser Blvd.
Stamford, CT 06901

/(1)/ The information is based on reported ownership on the date of the SEC filings. The owners report they hold the shares for themselves and their affiliates, advisory clients and investors. The entities may disclaim that they constitute a "group" for purposes of owning these shares.


                        DIRECTORS AND EXECUTIVE OFFICERS

                                                                              Amount and
                                                                               Nature of       Percentage of
                                                                              Beneficial        Outstanding
       Name /(1)/                         Position(s)                     Ownership /(2,3,4)/      Shares
Robert H. Clark, Jr. /(5)/    Director                                               96,645           *
Constance R. Curran           Director                                               14,390           *
G. Robert Durham              Director                                               66,797           *
James L. Johnson              Director                                               53,333           *
Kenneth R. Smith              Director                                               40,391           *
Shoshana B. Tancer            Director                                               30,691           *
John W. Teets                 Director                                              141,000           *
William J. Hallinan           President and Chief Executive                         153,413           *
                              Officer, General Counsel and Secretary
Jack Fields III               Executive Vice President                              124,330           *
                              FNV Group Capital Corporation
Directors and Executive                                                             969,696        1.59%
Officers, as a group

  *    Less than one percent.
/(1)/ Table excludes shares owned by former executive officers, on whom current ownership information was not available.

/(2)/ Includes shares the director has a right to acquire within 60 days through the exercise of options: Mr. Clark--18,939 shares, Ms. Curran-- 11,184 shares, Mr. Durham--18,636 shares, Mr. Johnson --14,333 shares,

       Mr. Smith--31,891 shares, Ms. Tancer--25,552 shares, and Mr. Teets-- 28,000 shares.

/(3)/ Includes options to purchase shares that can be exercised within 60 days of 64,368 shares for Mr. Fields, 82,894 shares for Mr. Hallinan and 414,785 shares for all directors and executive officers as a group.

/(4)/ Includes performance-based restricted shares owned by those persons, for which they have voting power but do not yet have dispositive power, in the amounts of 13,960 shares for Mr. Fields and 8,112 shares for Mr. Hallinan. The number of shares to be awarded under the PBRS grants may vary based on FNV Group's stock performance. Reported amounts include all vested awards and target awards for future vestings. Reported amounts also include holdings in FNV Group's Savings and Employee Stock Ownership Plans as of March 31, 2001, according to reports of the plan administrators.

/(5)/ Includes shares owned by Case Pomeroy & Company, Inc., of which Mr. Clark is Chairman, President and Chief Executive Officer, a director and, with members of his family, a principal shareholder.

TRANSACTIONS WITH MANAGEMENT AND OTHERS
---------------------------------------

In February 2001, the Company entered into a Management Services Agreement with Leucadia and its subsidiary, Leucadia International Corporation. The agreement, which has a term of 10 years, provides for an annual fee of $8,000,000. The first annual payment was made in 2001. This agreement, which has been amended and restated with the approval of the Court, provides that, prior to the Effective Date, Leucadia will provide the Company with certain consulting and advisory services, and that following the Effective Date, Leucadia will be responsible for the general management of the Company, subject to the authority of the Board. In this regard, Leucadia will designate the Chairman of the Board of the Company and President of the Company and such other officers of the Company as may be mutually agreed between Leucadia and the Company. As of the Effective Date of the Plan, Mr. Ian M. Cumming shall serve as Chairman of the Board of the Company and Mr. Joseph S. Steinberg shall serve as President of the Company. As discussed above under OWNERSHIP OF SHARES, Mr. Cumming and Mr. Steinberg may be deemed to be beneficial owners of a proportionate number of the Shares that may be deemed to be beneficially owned by Leucadia.

EXECUTIVE COMPENSATION
----------------------

          The following information has been taken from the Company's Annual Report to Stockholders for the fiscal year ended December 31, 2001 on Form 10-K, as amended. Other than Mr. Hallinan, who served as President and CEO of the Company as of March 2001, and previously was Senior Vice President, General Counsel and Secretary of the Company, none of the persons who will be directors as of the Effective Date have been executive officers of the Company prior to the Effective Date.

          The following table summarizes the compensation FNV Group paid to its President and Chief Executive Officer in 2000 (who resigned in March 2001), each of the four other most highly compensated executive officers as of the end of 2000, based on salary, and to the form Chief Executive Officer, who retired in March 2000. No annual bonuses were paid in 2000 to any executive officers.

                           Summary Compensation Table

                                             Annual Compensation                    Long-Term Compensation
                               ----------------------------------------   ------------------------------------------
                                                                                     Awards                Payouts
                                                                          ------------------------------------------
                                                                           Performance
                                                                              Based         Securities
                                                                           Restricted       Underlying      LTIP      All Other
    Name and                                               Other Annual       Stock        Options/SARs    Payouts   Compensation
Principal Position      Year   Salary/(1)/  Bonus/(1)(2)/  Compensation   Awards/(4)(5)/       (#)          /(1)/        /(6)/
------------------      ----   -----------  -------------  ------------   --------------   ------------  -----------  ------------
Matthew M Breyne        2000    $500,750     $      0                       $        0        $      0   $         0        $9,600
Former President and    1999     370,167      326,342                        1,074,949          35,000       178,457         9,600
Chief Executive         1998     266,667      211,200                          266,448             500       297,560         9,600
Officer

William J. Hallinan     2000     317,000            0                                0               0             0         9,600
President and CEO       1999     307,667      217,828                          419,836          17,500       278,183         9,600
(as
of March 2001),         1998     294,333      207,210                          281,044               1       527,345         9,600
General
Counsel and
Secretary

John J. Bonano          2000     313,500            0      $ 42,141                  0               0             0         9,600
Former Executive        1999     304,500      153,125        47,019            326,824          23,000        88,486         9,600
Vice
President FNV Group     1998     266,667      204,000        55,068            415,964               0       230,778         9,600
Capital Corp.

Jack Fields III         2000     313,500            0                                0             500             0         9,600
Executive Vice          1999     304,500      252,811                          738,675          29,000       176,972         9,600
President
FNV Group Capital       1998     266,667      224,400                          380,998             500       307,704         9,600
Corp.

Gregory C. Smalis       2000     273,000            0                                0               0             0         9,600
Former Executive        1999     265,000      195,570                          339,741          23,000       208,094         9,600
Vice
President FNV Group     1998     253,667      178,582                          294,346                       361,806         9,600
Capital Corp.

Samuel L.               2000     163,750            0      145,026                   0               0    18,848,705         9,600
Eichenfield
Former Chairman,        1999     636,333      619,470      184,459           2,249,080               0       830,481         9,600
President and Chief     1998     609,000      589,512      157,854           1,586,936         250,000     1,559,390         9,600
Executive Officer

/(1)/ Includes deferred compensation, if any. LTIP payouts to Mr. Eichenfield in 2000 are discussed in "Employment Agreements--Mr. Eichenfield" below.
/(2)/ Bonus payments depend on both FNV Group's and the individual's performance. No bonus is paid under the Management Incentive Plan unless FNV Group achieve set performance levels.

/(3)/ Includes personal benefits FNV Group paid, including tax gross-up payments in 2000 of $16,646 for Mr. Bonano and accrued vacation pay for Mr. Eichenfield of $62,981.

/(4)/ The number of shares to vest depends on FNV Group's share price and dividend performance during each of the five years after the grant date, compared to either the S&P 500 or S&P Financial indices. Performance-based restricted stock ("PBRS") awards are valued in the table at the fair market value of FNV Group's unrestricted shares at the grant date (for initial grants) and vesting date (for shares vesting above target). Those values have not been reduced for any performance requirements or transfer restrictions.

          The PBRS awards granted by FNV Group vest over five years. If FNV Group's performance equals the lesser of the S&P 500 or S&P Financial indices, the target amount vests for that year. If FNV Group does not at least match one of those, then the person forfeits to FNV Group that year's award of 20% of the shares, except as noted below. Performance in excess of the lower index results in vestings of up to 1.7 times that year's target award. For awards granted in 1998 or later, PBRS shares that would otherwise be forfeited will be awarded in the following year to the extent that performance in that subsequent year exceeds the maximum targets established for that year.

     The named officers received the following target awards of PBRS:

                                      2000          1999          1998
          Mr. Breyne                     0         2,000         3,000
          Mr. Hallinan                   0         4,000         2,500
          Mr. Bonano                     0         6,000         6,000
          Mr. Fields                     0         8,000         5,000
          Mr. Smalis                     0         6,000         3,000
          Mr. Eichenfield                0        20,000        12,000

       The directors have discretion to amend the terms of the PBRS grants to conform to changes in the tax laws or otherwise. Holders of PBRS receive dividends on and may vote the target shares before they vest.

/(5)/ The total number of target restricted shares held by each officer named above, all of which are PBRS, and their value based on FNV Group's closing share price at December 31, 2000, were: Mr. Breyne--19,248 shares ($19,248); Mr. Hallinan--10,748 ($10,748); Mr. Bonano--16,248 ($16,248);
       Mr. Fields--16,940 ($16,940), Mr. Smalis--13,608 ($13,608) and Mr.
       Eichenfield--56,240 ($56,240).

/(6)/ Matching payments made by FNV Group under the Employee Stock Ownership Plan or Savings Plan.


Stock Options and Stock Appreciation Rights:
-------------------------------------------

          The following table lists FNV Group's grants during 2000 of stock options and tandem stock appreciation rights ("SARs") to the officers named in the Summary Compensation Table. The amounts shown as potential realizable values rely on arbitrarily assumed increases in value required by the SEC. In assessing those amounts, please note that the ultimate value of the options, as FNV Group's shares, depends on actual future share prices. Market conditions and the efforts of the directors, the officers and others to foster the future success of FNV Group can influence those future share values.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               Individual Grants

                                                                                                                   Potential
                   Number of               Percent of                                                         Realizable Value at
                   Securities                 Total                                                              Assumed Annual
                   Underlying             Options/SARs           Exercise                                        Rates of Share
                    Options/               Granted to             or Base                                      Price Appreciation
                      SARs                Employees in             Price                Expiration              for Option Term
   Name          Granted/(2)(1)/           Fiscal Year         ($/Share)/(2)/              Date               5%          10%
Mr. Fields                   500                 .4231             $30.5625                 2/9/10            $9,607      $24,344

/(1)/ The options vest 34% after 1 year and 33% after each of years 2 and 3. The options have limited stock appreciation rights exercisable within 60 days after a change in control, subject to earlier expiration upon termination of employment. The limited SARs entitle the person to receive cash, if desired, for the difference between the then-current market value and the exercise price. In total, the option holders can exercise options or SARs equal to the number of options granted.

/(2)/ The listed options are all non-qualified options. The holder can pay the exercise price and tax withholding obligations with already owned shares or with shares vesting at that time.

          2000 Option and SAR Holdings:
          ----------------------------

          The following table lists the number of shares acquired and the value realized as a result of option exercises during 2000 for the listed officers. It also includes the number and value of their exercisable and non-exercisable options and SARs as of December 31, 2000. The table contains values for "in the money" options, meaning a positive spread between the year-end share price of $1.00 and the exercise price. These values have not been, and may never be, realized. The options might never be exercised, and the value, if any, will depend on the share price on the exercise date.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                            Number of Securities                 Value of Unexercised In-The-
                                                           Underlying Unexercised                   Money Options/SARs at
                                                           Option/SARs at Fiscal                      Fiscal Year-End
                                                                  Year-End
                   Shares Acquired        Value
    Name            on Exercise (#)      Realized    Exercisable           Unexercisable    Exercisable             Unexercisable
Mr. Eichenfield              69,418      $639,513        535,070                  93,750             $0                        $0
Mr. Breyne                    4,000        21,250         52,569                  29,931              0                         0
Mr. Fields                    2,000        41,023         61,393                  34,943              0                         0
Mr. Hallinan                  4,792        15,245         82,069                  23,349              0                         0
Mr. Bonano                                                42,434                  27,966              0                         0
Mr. Smalis                                                62,102                  29,298              0                         0

          Retirement Plans:
          -----------------

          The following table shows the estimated annual retirement benefit payable to participants, including the officers named in this proxy statement, for the average annual earnings and years of service indicated. It assumes retirement at age 65. FNV Group pays the retirement benefits under FNV Group's Pension Plan and the Supplemental Executive Retirement Plan--participants do not pay for those benefits. Only certain senior employees participate in the supplemental plan. The table includes the supplemental benefit formula.

                               PENSION PLAN TABLE
      Estimated Annual Retirement Benefits For Years Of Service /(2)(3)(4)/

    Average Annual
   Compensation /(1)/         15                     20                     25                     30                     35 /(5)/
            $  125,000      $ 32,810               $ 43,750               $ 54,690               $ 65,630               $ 76,560
               150,000        39,380                 52,500                 65,630                 78,750                 91,880
               175,000        45,940                 61,250                 76,560                 91,880                107,190
               200,000        52,500                 70,000                 87,500                105,000                122,500
               225,000        59,060                 78,750                 98,440                118,130                137,810
               250,000        65,630                 87,500                109,380                131,250                153,130
               300,000        78,750                105,000                131,250                157,500                183,750
               400,000       105,000                140,000                175,000                210,000                245,000
               450,000       118,130                157,500                196,880                236,250                275,630
               500,000       131,250                175,000                218,750                262,500                306,250
               750,000       196,880                262,500                328,130                393,750                459,380
             1,000,000       262,500                350,000                437,500                525,000                612,500
             1,250,000       328,130                437,500                546,880                656,250                765,630
             1,500,000       393,750                525,000                656,250                787,500                918,750

  /(1)/ Consists of the employee's average salary and bonus during the highest 5 years during the past 10 years before retirement. Salary and bonus for 1997-99 for the officers named in the Summary Compensation Table is listed in that table. At year-end, the current average compensation for plan purposes was $484,830 for Mr. Breyne; $496,418 for Mr. Hallinan, $412,917 for Mr. Fields; $391,130 for Mr. Bonano, $409,001 for Mr. Smalis, and $1,239,660 for Mr. Eichenfield.

  /(2)/ Years of credited service: Mr. Breyne (14), Mr. Fields (18), Mr. Hallinan (28), Mr. Bonano (11), Mr. Smalis (23) and Mr. Eichenfield
         (35). To permit Mr. Eichenfield to retire at age 65 with the maximum years of service under the supplemental plan, he received five additional years of credited service in 1992 and received three years of service each year thereafter, to the plan maximum of 35 years, including sufficient vesting after his retirement to reach 35 years of service.

  /(3)/ Benefits are computed on a single-life annuity basis. The benefits under the plan reflect a reduction to recognize some of the Social Security benefits expected to be received by the employee. The plans also provide for the payment of benefits to an employee's surviving spouse. The table excludes adjustments for joint and survivorship provisions, which would reduce the amounts shown. Benefits generally vest after five years of service. The plans provide for reduced early retirement benefits. Prior plan formulas provide for different benefits. Employees accruing benefits under the prior or the prior and current formulas, and participants accruing benefits under only the Pension Plan, may receive benefits different from those listed in the table above.

  /(4)/ Federal law limits the annual benefits that can be paid from a tax-qualified retirement plan. As permitted by that law, the supplemental plan pays benefits above the permitted limits. Some of those excess benefits are held in a trust, the assets of which are available to FNV Group's creditors.

  /(5)/ The Pension Plan and the normal supplemental plan benefit formula limit the years of service for plan purposes to a maximum of 35 years.

EMPLOYMENT AGREEMENTS
---------------------

          Mr. Eichenfield:
          ----------------

          Mr. Eichenfield was engaged as the Chairman, President and Chief Executive Officer of FNV Group until his retirement in March 2000. In addition, he formerly served as the Chairman and Chief Executive Officer of FNV Capital. At the time of his retirement, his employment agreement engaged him to serve until March 15, 2001 and would have been extended automatically unless terminated by the Board or Mr. Eichenfield. The Board could have terminated him for cause, as defined in the agreement, at any time. He served as a member of the Board, per his agreement, subject to reelection by the shareowners.

          Mr. Eichenfield's base salary at the time of his retirement was $655,000, subject to adjustment by the Board or the Human Resources Committee. He participated in FNV Group's incentive, retirement, health, and other fringe benefit programs, as long as those benefits were at least as favorable as specified minimums. His participation in awards under the 1992 Stock Incentive Plan was at the sole discretion of the Human Resources Committee.

          If Mr. Eichenfield was terminated, actually or constructively, in violation of his agreement, he would have been entitled to receive his base, incentive, stock-based and change in control compensation and specified benefits during the remainder of the agreement. Those amounts could not be less than an amount equal to one year of service plus the sum of the highest bonus, stock, Performance Share Incentive Plan and other performance related payments during the two years before that termination. He would have been entitled to additional payments discussed below if a change-in-control occurs. All stock option vestings and pension plan accruals under the supplemental plan were to continue during those periods.

          When Mr. Eichenfield retired in March 2000, the Board agreed to permit the continued vesting of his awards under the 1992 Stock Incentive Plan (options and PBRS) through his 65th birthday, which was his normal retirement date. The Board agreed to provide him with pro rated bonuses under the 2000 MIP and 1998-2000 and 1999-2001 PSIPs. Because those bonuses were to be based on actual or target performance, whichever was less, he received no payments under the first two plans. Whether he receives payment under the 1999-2001 PSIP will depend on company performance through the end of 2001. His right to benefits under any other change of control plans (except for rights under the 1992 Stock Incentive
Plan) were terminated as of his retirement date. He was permitted to purchase his automobile at its FNV Group book value. He continued to receive certain fringe benefits, such as financial counseling and an annual physical examination, for a period following retirement, and was permitted to retain certain personal effects including his computer. He was credited with service under the supplemental pension plan to permit him to reach 35 years of service, as he would have achieved had he retired at age 65.

          Mr. Eichenfield's employment agreement originally provided that he was to have been paid approximately $6.3 million and $9.45 million if FNV Group's share price exceeded specified thresholds. Before the first of those thresholds was met in 1997, Mr. Eichenfield deferred receipt of the former amount until his retirement. He also amended his employment agreement to provide that he would not be entitled to receive the latter amount unless he remained an active employee until his 65th birthday, absent his death or disability. Those deferred funds would accrue interest and earnings based on specified funds in the interim. When he retired, the Board agreed to waive the requirement that he remain until his 65th birthday, and paid him the accrued amounts. The payments reflected in the summary compensation table under long-term bonuses include the earnings on the $6.3 million on the former payment and the full amount of the latter payment, including earnings.

          Executive Compensation Agreements:
          ----------------------------------

          The executive officers prior to the Effective Date, Messrs. Hallinan, Bruns, Fields, Marszowski, Roche and Tashlik, are each engaged under a compensation agreement executed in March 2001. The bankruptcy court has approved those agreements, thus, each executive will forfeit rights to bonuses that were to have been paid under the executive retention plan (of $2 million each for Messrs. Hallinan, Fields and Marszowski, and $1 million each for Messrs. Bruns, Roche and Tashlik) and severance compensation under the executive severance plans, noted below. Mr. Hallinan also terminated his rights under his employment agreement. In exchange, the executives received an increased salary and retention bonuses, as noted in the following table, as well as other benefits noted below.

                                                                                      January
                                 Annual              Approval          Emergence        2002
Executive:                       Salary:              Bonus:             Bonus:        Bonus:
Mr. Hallinan                 $557,000 /(1)/          $300,000          $150,000       $150,000
Mr. Bruns                           200,000           150,000            75,000         75,000
Mr. Fields                          400,000           250,000           125,000        125,000
Mr. Marszowski                      300,000           150,000            75,000         75,000
Mr. Roche                           200,000           100,000            50,000         50,000
Mr. Tashlik                         225,000           150,000            75,000         75,000

  /(1)/ Mr. Hallinan receives the salary noted while serving as President and CEO. For periods served only as General Counsel and Secretary, his annual salary is $400,000.

          The increased salaries were made retroactive to January 1, 2001. The approval bonus amounts are to be paid following bankruptcy court approval of the plans. The emergence bonuses are to be paid on adoption of a plan of reorganization. In addition, each executive is eligible to receive a discretionary bonus based on individual performance in the Board's discretion of between 0% and 150% of the executive's salary. Mr. Hallinan's contract provides that his discretionary bonus is to be based on the lower salary noted in the footnote above.

          Each executive is eligible to receive severance benefits if he is terminated involuntarily other than for cause, in exchange for a release of liability. The executive would be paid one year's base salary and would receive financial counseling, outplacement services, and health and life insurance benefits for one year.

          If, however, the executive is terminated without cause before the payment of the bonuses noted above, including the discretionary bonus, the executive would be guaranteed three years' severance compensation, less the amount of any bonuses paid under the agreement. One of those years could be paid under a consulting agreement.

          Severance Agreements:
          --------------------

          As noted above, five executive officers were terminated in March 2001, and FNV Group entered into severance agreements with each of them. Those officers were Messrs. Breyne, Bonano, Korte and Smalis and Ms. Smith. The bankruptcy court has authorized payments under those agreements, thus each executive will forfeit rights to bonuses that were to have been paid under the executive retention plan (of $3 million for Mr. Breyne, $2 million each for Messrs. Bonano, Korte and Smalis, and $1 million for Ms. Smythe) and severance compensation under the executive severance plans, noted below. Mr.

Breyne also terminated his rights under his employment agreement. In exchange, the executives received a cash payment of two year's base salary, plus a one year consulting agreement at the same rate as the base salary in effect just before termination, which were as follows: Mr. Breyne--$525,000, Mr. Bonano-- $313,500, Mr. Korte--$261,000, Mr. Smalis--$273,000 and Ms. Smythe--$159,000.
The consulting agreement for Mr. Smalis is for 15 months. The executives also received health and life insurance benefits and outplacement and financial counseling services during the consulting period. For executives with outstanding loans under the executive officer loan program noted below, they would be permitted to repay those loans over three years provided the executive paid down the outstanding balance by 20% on the effective date of the agreement. Otherwise, the loans would be due within 6 months of termination. Each executive executed a release of liability in favor of FNV Group and its personnel.

          FNV Group placed the funds to pay the severance and consulting compensation noted above, less loan repayments and applicable tax withholding, into an escrow prior to the filing of the reorganization proceedings. Mr. Korte received a special bonus of $300,000, less applicable taxes. He was required to pay down his loan balance by at least $300,000 by the effective date of the agreement. FNV Group, the former executives and the escrow agent are seeking court approval to permit it to disburse those funds to the former executives.

          Prior to his termination in 2001, Mr. Breyne was engaged as President and Chief Executive Officer of FNV Group for a three-year term through March 2003. He could be terminated for cause at any time. His base salary was $525,000, subject to adjustment by the Human Resources Committee. He was eligible to receive incentive awards of MIP at a target level of 55% of base salary, PSIP participation at a target level of 60% of base salary, and awards under the 1992 Stock Incentive Plan at the Committee's discretion. He also received fringe benefits, such as insurance, supplemental retirement, club and other benefits no less beneficial than those previously provided to him.

          In the event he was terminated due to death or disability, FNV Group was entitled to be paid a pro rata portion of his incentive awards. As noted above, Mr. Breyne has agreed to forfeit his rights under this agreement since the bankruptcy court has authorized payment under his severance agreement.

          All officers named in this information statement participated in one of FNV Group's Executive Severance Plans (Tier I or Tier II). Those plans entitle participants to immediate vesting of restricted stock and performance-based restricted stock, and vesting and exercisability of options if FNV Group incur a change in control. The Tier I plan includes Messrs. Breyne and Hallinan and included Mr. Eichenfield until his retirement. It entitles the participant to receive a lump sum payment of three times their highest salary, bonus and Performance Share Incentive Plan payments if they are discharged without cause. If specified events occur, they would receive two times their salary, bonus and PSIP payments if they voluntarily leave during a period following a change in control. The plan provides a tax gross up feature to cover certain taxes the officer may have to pay resulting from the plan. Benefits paid are reduced by other severance benefits paid by FNV Group. The officer is also credited with enough years of service to assure vesting under the retirement plans or the number of years of salary paid under the severance plan, whichever is less.

          Messrs. Fields and Smalis, along with other executive officers, participate in the Tier II plan, which has the same terms as the Tier I plan, except as noted below. Tier II participants would be paid a lump sum of two times their highest annual salary, bonus and PSIP payments, and they cannot require payment if they voluntarily leave following a change in control.

          FNV Group placed funds in a trust to pay benefits to certain officers under the Executive Severance and other plans.

          The bankruptcy court has approved the compensation agreements with the continuing executives and authorizes disbursements under the severance agreements with the former executives, thus no executive officers continue to have rights pursuant to the executive severance plans.

          Value Sharing Plans:
          --------------------

          To recognize the significant contributions made to FNV Group and its shareowners by executive officers and key employees, and to reward them in the event of a change in control, the Human Resources Committee adopted two change in control Value Sharing Plans. One plan was for the Chief Executive Officer and one for the other executive officers and key employees. The CEO Value Sharing Plan was terminated in March 2000. Both plans would provide benefits only if a change in control occurs and if shareowner value is created. Participants other than the CEO will share in a pool equal to 2.5% of the change in control shareowner value created. That value generally is the difference between the acquisition value at the time of the change in control and the market capitalization using a base price of $20/share, which was in excess of the closing price of $19.38 on the day the plans were adopted.

          The CEO was to be paid 0.75% of the change in control shareowner value created if the change was for $27.50/share or less, 1.5% if it was for $42.50/share or more, and was to be prorated between those amounts for change in control prices between those share prices. Initial payments credited to Mr. Eichenfield under his employment agreement Value Sharing Plan discussed in the 1998 Proxy Statement would have been deducted from any to be made under this change-in-control CEO Value Sharing Plan, so that he would not be paid twice for the same increases in shareowner value. Payments made under both Value Sharing Plans would be grossed up for certain taxes incurred by participants who participate in FNV Group's Executive Severance Plans. Per share values have been and will be adjusted for certain events such as stock dividends or splits, mergers, reorganizations or recapitalizations.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
-----------------------------------------------------------

GroupSystems.COM, Inc.:
-----------------------

          Mr. Smith serves as Chairman of GroupSystems.com, Inc., formerly known as Ventana Corporation, which markets interactive computer systems software and services. Mr. Breyne served on its board of directors during 2000. FINOVA Capital owns 600,000 shares of GroupSystem's common stock. Those shares constitute less than 13% of its common stock. In addition, FINOVA Capital granted GroupSystems a $1,000,000 line of credit, which was converted in 2000 into a term loan for $870,000. That loan has an outstanding balance of approximately $723,000 as of April 18, 2001. The line of credit to GroupSystems and the purchase of shares were granted before Mr. Smith became a member of our board or Mr. Breyne joined its board. The line of credit was made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons. GroupSystems was current on its payment obligations to FINOVA under the term loan.

TRANSACTIONS WITH RELATED PARTIES
---------------------------------

Putnam Investments:
------------------

          During 2000, Putnam Investments, Inc. was one of our largest shareowners and at times during the year owned more than 8% of our shares. Putnam is owned by Marsh & McClennan, which acquired J & H Marsh & McClennan, Inc. in 1997. J & H Marsh & McClennan is FINOVA's primary insurance broker. FINOVA paid it approximately $2.3 million during 2000, most of which was used to purchase the underlying insurance. We believe those transactions were at rates competitive with those available from other brokers.

Management Indebtedness:
-----------------------

          To assist officers and key employees in increasing their share ownership, FINOVA implemented an Executive Officer Loan Program. Under that program, FINOVA will loan or will guarantee a loan from an approved bank to the officer for amounts needed to exercise stock options and to pay taxes due on those options or other awards under the 1992 Stock Incentive Plan. The loans carry a variable rate of interest at the prime rate less 3/4 of 1%. Interest is due monthly, and the principal is due in one year, unless extended or accelerated at FINOVA's discretion. Smaller loans are secured with FINOVA shares worth at least 25% of the value of the loan. Loans above the officer's salary and prior year's bonus must be secured 100% with FINOVA shares. The following current or former executive officers have borrowed under this program: Robert M.
Korte: $523,248 (all now repaid); Jack Fields: $137,117; Derek C. Bruns $51,850, Stuart A. Tashlik: $70,073 (all now repaid) and Matthew M. Breyne: $217,433 ($173,946 at the date of the filing of this information statement).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
-------------------------------------------------------

          Based on a review of reports filed by our directors, executive officers and beneficial holders of 10% or more of our shares, and upon representations from those persons, all SEC stock ownership reports required to be filed by those reporting persons during 2000 were timely made.